================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                  SCHEDULE 13D
                                      UNDER

                       THE SECURITIES EXCHANGE ACT OF 1934
                                AMENDMENT NO. 3*

                                ----------------

                                 ONVIA.COM, INC.
                                (NAME OF ISSUER)

                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                   68338T 10 6
                                 (CUSIP NUMBER)

                            SUZANNE L. NIEMEYER, ESQ.
                      MANAGING DIRECTOR AND GENERAL COUNSEL
                          INTERNET CAPITAL GROUP, INC.
                                  600 BUILDING
                              435 DEVON PARK DRIVE
                            WAYNE, PENNSYLVANIA 19087
                     (NAME, ADDRESS AND TELEPHONE NUMBER OF
                      PERSON AUTHORIZED TO RECEIVE NOTICES
                               AND COMMUNICATIONS)

                                    COPY TO:
                           CHRISTOPHER G. KARRAS, ESQ.
                                     DECHERT
                            4000 BELL ATLANTIC TOWER
                                1717 ARCH STREET
                      PHILADELPHIA, PENNSYLVANIA 19103-2793

                               SEPTEMBER 18, 2003
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION THAT IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF SECTIONS 240.13D-1(E), 240.13D-1(F) OR 240.13D-1(G),
CHECK THE FOLLOWING BOX [   ]

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE RULE 240.13D-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

*THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THIS INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).


================================================================================

------------------------
CUSIP NO. 68338T 10 6
------------------------

1)    NAME OF REPORTING PERSONS              INTERNET CAPITAL GROUP, INC.

      I.R.S. IDENTIFICATION
      NOS. OF ABOVE PERSON                   23-2996071

2)    CHECK THE APPROPRIATE BOX              (A) [   ]
      IF A MEMBER OF A GROUP                 (B) [   ]

3)    SEC USE ONLY

4)    SOURCE OF FUNDS (SEE INSTRUCTIONS)     OO

5)    CHECK IF DISCLOSURE OF
      LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(D) OR 2(E)         [   ]

6)    CITIZENSHIP OR PLACE OF                DELAWARE
      ORGANIZATION

NUMBER OF SHARES                             7)    SOLE VOTING
BENEFICIALLY OWNED BY EACH                         POWER                       0
REPORTING PERSON WITH                        -----------------------------------
                                             8)    SHARED VOTING
                                                   POWER               1,722,481
                                             -----------------------------------
                                             9)    SOLE DISPOSITIVE
                                                   POWER                       0
                                             -----------------------------------
                                             10)   SHARED DISPOSITIVE
                                                   POWER               1,722,481
                                             -----------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY
      OWNED BY EACH REPORTING PERSON         1,722,481

12)   CHECK BOX IF THE AGGREGATE AMOUNT
      IN ROW (11) EXCLUDES CERTAIN
      SHARES
      (SEE INSTRUCTIONS)                     [   ]

13)   PERCENT OF CLASS REPRESENTED
      BY AMOUNT IN ROW (11)                  22.5%

14)   TYPE OF REPORTING PERSON (SEE          CO
      INSTRUCTIONS)

------------------------
CUSIP NO. 68338T 10 6
------------------------

1)    NAME OF REPORTING PERSONS              ICG HOLDINGS, INC.

      I.R.S. IDENTIFICATION
      NOS. OF ABOVE PERSON                   51-0396570

2)    CHECK THE APPROPRIATE BOX              (A) [   ]
      IF A MEMBER OF A GROUP                 (B) [   ]

3)    SEC USE ONLY

4)    SOURCE OF FUNDS (SEE INSTRUCTIONS)     OO

5)    CHECK IF DISCLOSURE OF
      LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(D) OR 2(E)         [   ]

6)    CITIZENSHIP OR PLACE OF                DELAWARE
      ORGANIZATION

NUMBER OF SHARES                             7)    SOLE VOTING
BENEFICIALLY OWNED BY EACH                         POWER                       0
REPORTING PERSON WITH                        -----------------------------------
                                             8)    SHARED VOTING
                                                   POWER               1,722,481
                                             -----------------------------------
                                             9)    SOLE DISPOSITIVE
                                                   POWER                       0
                                             -----------------------------------
                                             10)   SHARED DISPOSITIVE
                                                   POWER               1,722,481
                                             -----------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY
      OWNED BY EACH REPORTING PERSON         1,722,481

12)   CHECK BOX IF THE AGGREGATE AMOUNT
      IN ROW (11) EXCLUDES CERTAIN
      SHARES
      (SEE INSTRUCTIONS)                     [   ]

13)   PERCENT OF CLASS REPRESENTED
      BY AMOUNT IN ROW (11)                  22.5%

14)   TYPE OF REPORTING PERSON (SEE          CO
      INSTRUCTIONS)

ITEM 1. SECURITY AND ISSUER

            This Amendment No. 3 to the Statement on Schedule 13D (this "Amendment") amends the statement previously filed on March 24, 2000, as amended on December 31, 2001 and August 23, 2002 and relates to the Common Stock, par value $0.0001 per share (the "Common Stock"), of Onvia.com, Inc., a Delaware corporation (the "Issuer"). The principal place of business of the Issuer is 1260 Mercer Street, Seattle, Washington 98109.

ITEM 2. IDENTITY AND BACKGROUND

      (a) - (c)This amended Schedule 13D is being filed by: (i) Internet Capital Group, Inc., a Delaware corporation ("ICG"), with its principal place of business and principal office at 435 Devon Park Drive, Building 600, Wayne, Pennsylvania 19087; and (ii) ICG Holdings, Inc., a Delaware corporation ("Holdings"), with its principal place of business and principal office at 100 Lake Drive, Suite 4, Pencader Corporate Center, Newark, Delaware 19702 (together, ICG and Holdings, the "Reporting Persons"). ICG is an information technology company actively engaged in delivering software solutions and services designed to enhance business operations by increasing efficiency, reducing costs and improving sales results. ICG operates through a network of partner companies that deliver these solutions to customers. To help drive partner company progress, ICG provides operational assistance, capital support, industry expertise, access to operational best practices, and a strategic network of business relationships. Holdings is a wholly-owned direct subsidiary of ICG and is a holding company. The information required by Item 2 of Schedule 13D about the identity and background of the executive officers and directors of: (i) ICG is set forth on Schedule I hereto; and (ii) Holdings is set forth on
Schedule II hereto.

            (d) During the last five years, none of the Reporting Persons nor any of their respective executive officers or directors has been convicted in a criminal proceeding.

            (e) During the last five years, none of the Reporting Persons nor any of their respective executive officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) All the executive officers and directors of the Reporting Persons are citizens of the United States.

ITEM 4. PURPOSE OF TRANSACTION

            Except as set forth below in Item 6, none of the Reporting Persons have formulated any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            In accordance with a Letter Agreement dated September 18, 2003 by and between Holdings and the Issuer, for the period from September 18, 2003 through November 26, 2003, Holdings and its affiliates will not (i) seek to acquire or offer (a) any securities (or beneficial ownership thereof) or assets of the Issuer or any of its subsidiaries, (b) any tender or exchange offer, merger or other business combination involving the Issuer or any of its subsidiaries, (c) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Issuer or any of its subsidiaries, or (d) any "solicitation" of "proxies" (as such terms are used in the proxy rules of the Securities and Exchange Commission) or consents to vote any voting securities of the Issuer; (ii) form, join or in any way participate in a "group" (as defined under the 1934 Act) with respect to the Issuer; (iii) otherwise act, alone or in concert with others, to seek to control or influence the management, Board of Directors or policies of the Issuer; (iv) take any action which might force the Issuer to make a public announcement regarding any of the types of matters set forth above; or (v) enter into any discussions or arrangement with any third party with respect to any of the foregoing. Except as set forth above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

            Exhibit 1. Joint Filing Agreement dated September 24, 2003.

            Exhibit 2. Letter Agreement dated September 18, 2003

                                    Signature

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated September 24, 2003             INTERNET CAPITAL GROUP, INC.


                                     By: /s/ Suzanne L. Niemeyer
                                         -----------------------------------
                                     Suzanne L. Niemeyer
                                     Managing Director, General Counsel &
                                     Secretary


Dated September 24, 2003             ICG HOLDINGS, INC.


                                     By: /s/ Suzanne L. Niemeyer
                                         -----------------------------------
                                     Suzanne L. Niemeyer
                                     Vice President and Secretary

                                   SCHEDULE I
                          INTERNET CAPITAL GROUP, INC.



                               Present Principal
Name                              Employment                 Business Address
----                              ----------                 ----------------

EXECUTIVE OFFICERS

Walter W. Buckley, III      Chairman, President &      Internet Capital Group,
                            Chief Executive Officer    Inc.
                                                       435 Devon Park Drive
                                                       Building 600
                                                       Wayne, PA 19087

Anthony P. Dolanski         Chief Financial Officer    Internet Capital Group,
                                                       Inc.
                                                       435 Devon Park Drive
                                                       Building 600
                                                       Wayne, PA 19087

DIRECTORS

Walter W. Buckley, III      (same as above)            (same as above)

Robert E. Keith, Jr.        President & Chief          TL Ventures
                            Executive Officer          700 Building
                                                       435 Devon Park Drive
                                                       Wayne, PA 19087

David Berkman               Managing Partner           Liberty Associated
                                                       Partners, L.P.
                                                       3 Bala Plaza
                                                       Suite 502
                                                       Bala Cynwyd, PA 19004

Warren V. Musser            Managing Director          The Musser Group
                                                       Building 500
                                                       435 Devon Park Drive
                                                       Wayne, PA 19087

Thomas P. Gerrity           Professor of Management    The Wharton School
                                                       University of
                                                       Pennsylvania
                                                       1000 Steinberg Hall
                                                       Philadelphia, PA 19104


Michael D. Zisman           Vice President, Corporate  International Business
                            Strategy                   Machines Corporation
                                                       55 Cambridge Parkway
                                                       Cambridge, MA 02142

Philip J. Ringo             Chairman and Chief         RubberNetwork.com, LLC
                            Executive Officer          66 Perimeter Center East
                                                       Suite 600
                                                       Atlanta, GA 30346

                                   SCHEDULE II
                               ICG HOLDINGS, INC.


                               Present Principal
Name                              Employment                 Business Address
----                              ----------                 ----------------
EXECUTIVE OFFICERS

Walter W. Buckley, III      President                  Internet Capital Group,
                                                       Inc.
                                                       435 Devon Park Drive
                                                       Building 600
                                                       Wayne, PA 19087

Anthony P. Dolanski         Chief Financial Officer    Internet Capital Group,
                                                       Inc.
                                                       435 Devon Park Drive
                                                       Building 600
                                                       Wayne, PA 19087

DIRECTORS

Walter W. Buckley, III      (same as above)            (same as above)

Suzanne L. Niemeyer         Vice President and         Internet Capital Group,
                            Secretary                  Inc.
                                                       435 Devon Park Drive
                                                       Building 600
                                                       Wayne, PA 19087

Philip A. Rooney            Vice President             Internet Capital Group,
                                                       Inc.
                                                       435 Devon Park Drive
                                                       Building 600
                                                       Wayne, PA 19087